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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               BAILEY CORPORATION
                                (Name of Issuer)

                       Common Stock, par value $.10/share
                         (Title of Class of Securities)

                                      None
                                 (CUSIP Number)

                     John R. Maimone, Route 20, Harmon Road
                    North Kingsville, OH 44068 (216) 224-2181

 (Name, address and telephone number of Person Authorized to Receive Notices and Communications)

                                 August 1, 1995
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this statement /x/.

CUSIP No._____________

______________________________________________________________________________
1) Names of Reporting Persons/S.S. or I.R.S. Identification No. of Above
Persons:  Premix/E.M.S. Inc.  Fed. I.D. # 31-0904335

______________________________________________________________________________
2) Check the Appropriate Row if a Member of a Group
         (a)_____
         (b)_____

______________________________________________________________________________
3) SEC Use
Only__________________________________________________________________________


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4) Source of Funds: OO

________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item (2(d) or

(2(e)______________________________________________

______________________________________________________________________________
6) Citizenship or Place of Organization: Ohio

______________________________________________________________________________
Number of Shares                  7) Sole Voting Power: 0
Beneficially Owned                8) Shared Voting Power: 0
by Each Reporting                 9) Sole Dispositive Power: 0
Person With                       10)Shared Dispositive Power: 0
______________________________________________________________________________

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0

______________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares__X__

______________________________________________________________________________
13) Percent of Class Represented by Amount in Row (11)0%

______________________________________________________________________________
14) Type of Reporting Person: CO

______________________________________________________________________________

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ITEM 1. SECURITY AND ISSUER.

         This statement relates to the Common Stock, par value $.10/per share, of Bailey Corporation ("Bailey"), 700 Lafayette Road, Seabrook, N.H. 03874.

ITEM 2. IDENTITY AND BACKGROUND

         This statement is filed by Premix/E.M.S. Inc., an Ohio corporation ("EMS"). On August 3, 1994, EMS sold substantially all of its automotive parts manufacturing business to Bailey, for consideration which included, in part, the Convertible Debenture described below. EMS has not engaged in any other business since such date. The address of EMS's business and principal executive offices is Route 20, Harmon Road, North Kingsville, Ohio 44068.

The directors and executive officers of EMS, their business addresses and their principal occupation or employment are:

John R. Maimone,
Chief Executive Officer and Director
Route 20, Harmon Road
North Kingsville, Ohio 44068
Occupation: Chief Executive Officer of
         Premix, Inc. (same address)

Wilbur Schenk III
Director and Vice President
Route 20, Harmon Road
North Kingsville, Ohio 44068
Occupation: Chief Operating Officer of
         Premix, Inc. (same address)

W. Allan Zama
Director and Vice President
777 Walker Street
Houston, Texas 77002
Occupation, Manager, Shell Chemical Company
         (same address)

S.R. Brenner
Treasurer and Director
777 Walker Street
Houston, Texas 77002
Occupation: Consultant (same address)

None of the foregoing has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the foregoing, during the last five years, was a party to a civil proceeding of any judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final


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order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Each of the foregoing is a United States citizen.

ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Convertible Debenture was acquired by EMS in partial consideration of the sale of substantially all of the assets of EMS to Bailey.

ITEM 4.  PURPOSE OF TRANSACTION.

         On August 3, 1994, EMS sold to Bailey substantially all of the assets of EMS, and received, in partial consideration therefor, a convertible note issued by Bailey (the "Convertible Debenture") in the principal amount of $9,000,000. The Convertible Debenture is convertible, in whole or in part, into the common stock of Bailey on and after July 31, 1995 at a conversion price of $10.00 per share. The Convertible Debenture has a maturity date of July 31, 1999. EMS has no plans to consider convert the Convertible Debenture unless and until it should become economic to do so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Convertible Debenture may be converted, at the option of EMS, into up to 900,000 shares of the Common Stock of Bailey, constituting (if fully converted) approximately 14.2% of the outstanding common stock of Bailey (adjusted for such conversion), based upon Bailey's most recent available filing with the Securities and Exchange Commission.

         As EMS has no present intention to convert the Convertible Debenture, EMS disclaims beneficial ownership of any of the Common Stock of Bailey.

         In addition, Mr. John Maimone owns 2,500 shares of the Common Stock of Bailey, representing less than 1% of the outstanding common stock of Bailey.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None, except for the terms of the Convertible Debenture.

ITEM 7.  EXHIBITS

         (a)     the Convertible Debenture.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        July 31, 1995

                                                        S.R. BRENNER
                                                        S.R. Brenner, Treasurer
                                                        Premix/E.M.S. Inc.


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                                    Exhibits

Exhibit 99.1     Convertible Debenture dated August 3, 1994 issued by
                               Bailey Corporation